[CANACCORD ADAMS INC. LETTERHEAD]
October 25, 2007
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Petro Resources Corporation Registration Statement on Form SB-2 Registration No. 333-145735
Ladies and Gentlemen:
The undersigned, Canaccord Adams Inc., for itself and on behalf of Pritchard Capital Partners, LLC and Scarsdale Equities LLC, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby joins in the request of the company that the effective date of the above-referenced Registration Statement on Form SB-2 be accelerated to 12:00 p.m. Eastern Time on Monday, October 29, 2007, or as soon thereafter as practicable.
Sincerely,
CANACCORD ADAMS INC.

By:	/s/ Christian B. Gibson

Christian B. Gibson, Director — Investment Banking